January 21, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

One Station Place

100 F Street

Washington, D.C. 20549-6010

Attn: Mara L. Ransom, Assistant Director

Re:	Kirkland’s, Inc.
Form 10-K for the Year Ended February 1, 2014
Filed April 17, 2014
Definitive Proxy Statement on Schedule 14A
Filed May 7, 2014
File No. 000-49885

Dear Ms. Ransom:

We are filing this letter with the Securities and Exchange Commission (the “Commission”) in response to the comments of the staff of the Corporate Finance Division (the “Staff”) of the Commission set forth in its letter dated January 12, 2015, relating to the above referenced filings of Kirkland’s, Inc. (“Kirkland’s” or the “Company”). For your convenience, the Staff’s comments have been restated below in their entirety in bold, with the response to each comment set forth immediately below the comment.

Definitive Proxy Statement on Schedule 14A

- Non-Equity Incentive Plan Compensation, page 20

1. With a view toward disclosure in future filings, please tell us your EBIT goals for your named executive officers to earn compensation under your Non-Equity Incentive Plan Compensation and your actual EBIT performance. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response:

In future filings, the Company will clearly identify the applicable EBIT goals for named executive officers to earn compensation under our Non-Equity Incentive Plan and our actual EBIT performance.

U.S. Securities and Exchange Commission

January 21, 2015

The EBIT goal for fiscal 2013 was $30,156,000 and the actual EBIT achieved in fiscal 2013 was $26,550,000 (determined prior to bonus payments under the cash bonus program).

Based on the Staff’s comment above, a paragraph similar to the following will be included under the heading “Bonus and Non-Equity Incentive Plan Compensation” in future filings (with target and actual values relating to the applicable fiscal year):

As discussed above, the non-equity incentive plan compensation of our named executive officers during 2013 was based entirely on the achievement of Company financial performance goals, specifically certain levels of EBIT as determined by the Compensation Committee for purposes of our cash bonus program. The Company’s EBIT target for fiscal 2013 was $30,156,000. The actual EBIT achieved by the Company in fiscal 2013, as determined prior to bonus payments under the cash bonus program, was $26,550,000 (which was 88% of the target EBIT amount). Pursuant to this determination and consistent with the scale for levels between 75% and 100% achievement of the EBIT target as described above [in paragraph four under the heading “Bonus and Non-Equity Incentive Plan Compensation”], 88% achievement of our EBIT goal resulted in cash bonus payments to our named executive officers at 76% of their applicable bonus targets. The actual amount of each cash bonus payment to named executive officers is shown in the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation Table below.

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Additionally, as requested by the Staff, Kirkland’s makes the following representations:

•	Kirkland’s is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Kirkland’s may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (615) 872-4995 if you have any questions regarding this letter.

Very Truly Yours,

/s/ W. Michael Madden
W. Michael Madden
President and Chief Operating Officer Kirkland’s, Inc.